UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*




                 Specialized Health Products International, Inc.
                ------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    847461100
                              ---------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John T. Clarke

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

      NUMBER OF        5   SOLE VOTING POWER
       SHARES              466,000
    BENEFICIALLY
      OWNED BY         6   SHARED VOTING POWER
       EACH                181,306
     REPORTING
      PERSON           7   SOLE DISPOSITIVE POWER
       WITH                466,000

                       8   SHARED DISPOSITIVE POWER
                           181,306

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     647,306

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.2%

12   TYPE OF REPORTING PERSON*

     IN

Item 1.

(a)   Name of Issuer: Specialized Health Products International, Inc.
(b) Address of Issuer's Principal Executive Office: 655 East Medical Drive, Bountiful, Utah 84010.

Item 2.

(a)   Name of Person Filing: John T. Clarke
(b)   Address of Principal Business Office or, if none, Residence:
      Thatchetts Camp Road, Gerrards Cross, Buckinghamshire, England
(c)   Citizenship: United Kingdom
(d)   Title of Class of Securities: Common Stock
(e)   CUSIP Number: 847461100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13(d)-2(b), check whether the person filing is a:

Not applicable.

Item 4.  Ownership

(a)   Amount Beneficially Owned: 647,306
(b)   Percent of Class: 6.2%
(c)   Number of shares as to which such person has:
         (i)       sole power to vote or direct the vote 466,000
         (ii)      shared power to vote or to direct the vote 181,306
         (iii)     sole power to dispose or to direct the disposition of 466,000
         (iv) shared power to dispose or to direct the disposition of 181,306

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Legal title to 163,306 of the shares reported in Item 4 above are owned by Mr. Clarke's wife and 18,000 of the shares reported in Item 4 above are owned by Mr. Clarke's minor child. As a result, Mrs. Clarke and those with authority to make legal decisions on behalf of Mr. Clark's minor child have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of dissolution of Group

Not applicable

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 12, 1998
                                               ________________________________
                                               Dated


                                               /s/ John T. Clarke
                                               ________________________________
                                               John T. Clarke